UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 22)

DONEGAL GROUP INC.

(Name of Issuer)

Class A common stock, par value $.01 per share

Class B common stock, par value $.01 per share

(Title of Classes of Securities)

Class A common stock - 257701 20 1

Class B common stock - 257701 30 0

(CUSIP Numbers)

Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Donegal Mutual Insurance Company

1195 River Road, Marietta, Pennsylvania 17547

(717) 426-1931

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act.

PREFATORY NOTE

Donegal Mutual Insurance Company (“Donegal Mutual”) files this Amendment No. 22 to its Schedule 13D/A (“Amendment No. 22”) to update the information contained in Donegal Mutual’s Amendment No. 21 to Schedule 13D/A that Donegal Mutual filed on October 30, 2014 relating to Donegal Mutual’s ownership of the Class A common stock (“DGICA”) and the Class B common stock (“DGICB”) of Donegal Group Inc. (“DGI”).

Donegal Mutual, as a mutual insurance company owned by its policyholders, has no stockholders. Donegal Mutual is therefore not subject to the periodic reporting requirements of Section 13(a) of the 1934 Act. However, Donegal Mutual is subject to the reporting requirements of Section 13(d) of the 1934 Act because Donegal Mutual owns more than 5% of the outstanding shares of DGICA and more than 5% of the outstanding shares of DGICB, each of which is a class of voting equity securities registered pursuant to Section 12 of the 1934 Act.

DGI has previously timely reported, in accordance with the 1934 Act, all of the substantive information this Amendment No. 22 reports on Forms 8-K, 10-Q or 10-K or in the definitive proxy statements DGI has heretofore filed with the Securities and Exchange Commission (the “SEC”) or in the Form 4 Reports filed by the executive officers of Donegal Mutual and DGI.

As the General Instructions to Schedule 13D require, Donegal Mutual reports in Amendment No. 22 all of the information Items 2 through 6 of Schedule 13D require with respect to each executive officer and director of Donegal Mutual and DGI, respectively. Donegal Mutual, DGI and each such executive officer and director, however, expressly declares that the filing of this Amendment No. 22 shall not constitute, or be construed as, an admission that any of such persons and Donegal Mutual constitute a “group” of beneficial owners for purposes of Section 13(d) of the 1934 Act.

SCHEDULE 13D

CUSIP Nos. 257701 20 1 and 257701 30 0

1	Name of reporting persons Donegal Mutual Insurance Company
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) N/A
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,075,953 shares of Class A common stock and 4,247,039 shares of Class B common stock as of May 11, 2015
	8	Shared voting power N/A
	9	Sole dispositive power 8,075,953 shares of Class A common stock and 4,247,039 shares of Class B common stock as of May 11, 2015
	10	Shared dispositive power N/A
11	Aggregate amount beneficially owned by each reporting person 8,075,953 shares of Class A common stock and 4,247,039 shares of Class B common stock as of May 11, 2015
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) 36.8% of Class A common stock and 76.2% of Class B common stock as of May 11, 2015
14	Type of reporting person (see instructions) IC HC

Item 2.	Identity and Background.

Donegal Mutual hereby supplements and amends Item 2 of its Schedule 13D/A so that, as supplemented and amended, Item 2 reads in its entirety as follows:

The address of the principal place of business and the principal office of Donegal Mutual, a Pennsylvania mutual fire insurance company, and the entity filing this Amendment No. 22, is 1195 River Road, Marietta, Pennsylvania 17547.

A group of local residents and business owners in Lancaster County, Pennsylvania formed Donegal Mutual in 1889 to provide property and casualty insurance. Now, 126 years later, Donegal Mutual has succeeded and grown to have approximately $393.7 million in total assets and surplus of approximately $204.4 million as of December 31, 2014. In addition, Donegal Mutual controls approximately two-thirds of the combined voting power of the outstanding shares of DGICA and DGICB. At December 31, 2014, DGI had total assets of approximately $1.5 billion and stockholders’ equity of approximately $416.1 million. Donegal Mutual and DGI currently conduct business in 21 Mid-Atlantic, Midwestern, New England and Southern states.

Since DGI established Atlantic States Insurance Company (“Atlantic States”) in 1986, Donegal Mutual and DGI’s insurance subsidiaries have conducted business together as the Donegal Insurance Group, while retaining their separate legal and corporate existences. An important part of Donegal Mutual’s and DGI’s business culture is to maintain and strengthen their founding principles and values. As such, Donegal Mutual and DGI’s insurance subsidiaries share a combined business plan to enhance market penetration and underwriting profitability objectives. Pursuant to that combined business plan, Donegal Mutual and DGI’s insurance subsidiaries share the same management, the same employees and the same facilities and offer the same types of insurance products. Donegal Mutual and DGI believe that Donegal Mutual’s majority voting interest in DGI fosters its ability to implement its business philosophies, enjoy management continuity, maintain superior employee relations and provide a stable environment within which Donegal Mutual and DGI’s insurance subsidiaries can grow their insurance businesses.

During 2014, A.M. Best Company reported that the Donegal Insurance Group ranked as the 98th largest property and casualty insurance group in the United States based on 2013 net premiums written. In addition, A.M. Best Company assigned the Donegal Insurance Group an A.M. Best rating of A (Excellent) in 2014.

Donegal Mutual and DGI believe their relationship with each other since 1986 has been integral to their respective growth, financial condition and success in the property and casualty insurance industry and will continue to be a benefit to Donegal Mutual, to Donegal Mutual’s policyholders, to DGI, to DGI’s stockholders and to the policyholders of DGI’s insurance subsidiaries for the long-term future. The relationship provides Donegal Mutual and DGI’s insurance subsidiaries with many advantages. Donegal Mutual and DGI believe these advantages include the following:

•	facilitating the stable management of DGI’s insurance subsidiaries and Donegal Mutual and the consistent underwriting discipline, external growth and long-term profitability of the Donegal Insurance Group;

•	creating operational and expense synergies given the combined resources and operating efficiencies of the Donegal Insurance Group;

•	enhancing DGI’s opportunities to expand by acquisition because of the ability of Donegal Mutual to acquire control of mutual insurance companies and thereafter demutualize them and then sell them to DGI for a fair price or assume substantially all of their insurance business by reinsurance and place such business in the underwriting pool, pursuant to which Donegal Mutual and Atlantic States pool substantially all of their respective underwriting activities;

•	producing more uniform and stable underwriting results for the Donegal Insurance Group than any of its member companies could individually achieve without the relationship between Donegal Mutual and DGI’s insurance subsidiaries; and

•	providing Donegal Mutual and Atlantic States and the insurance subsidiaries of DGI with a significantly larger underwriting capacity than either of those companies could have achieved individually because of the underwriting pool Donegal Mutual Atlantic States have maintained since 1986.

The board of directors of Donegal Mutual and the board of directors of DGI review annually the structure and relationships of the Donegal Insurance Group. The most recent such review occurred in February 2015. As a result of these reviews, both DGI’s board of directors and Donegal Mutual’s board of directors reaffirmed their belief, as of February 2015, that the Donegal Mutual-DGI structure and the inter-company relationships described in DGI’s proxy statement for its 2015 annual meeting of stockholders continue to be appropriate for the respective businesses and operations of DGI and its insurance subsidiaries and of Donegal Mutual. DGI’s board of directors further reaffirmed in February 2015 its belief that Donegal Mutual’s majority voting control of DGI is in the best interests of DGI’s stockholders, Donegal Mutual’s employees who provide services to DGI and DGI’s insurance subsidiaries, the policyholders of DGI’s insurance subsidiaries and the general public in the communities where the member companies of the Donegal Insurance Group maintain offices.

DGI’s board of directors believes Donegal Mutual’s long-term ownership of a majority interest in the combined voting power of DGICA and of DGICB fosters DGI’s ability to:

•	implement DGI’s strategic business philosophies;

•	realize the benefits of long-term management continuity;

•	maintain superior employee relations; and

•	provide a stable environment within which DGI can grow its businesses.

Donegal Mutual’s board of directors believes that its maintenance of majority voting control of DGI is an essential foundation to DGI’s strong financial condition and provides the benefits described above to DGI. As noted above, the boards of directors of Donegal Mutual and DGI reaffirmed in February 2015 that their historical relationship provides both parties with numerous benefits and that the continuation of the existing relationship are in the best interest of all of the constituencies Donegal Mutual and DGI serve.

DGI has a two-class voting structure that enables DGI to issue stock to raise additional equity capital and to effect acquisitions without materially affecting the relative voting power of any stockholder. Donegal Mutual is committed to maintaining its majority voting control of DGI to facilitate the continuation of the benefits Donegal Mutual’s majority voting control of DGI provides to DGI and Donegal Mutual. Donegal Mutual will therefore continue to purchase DGICA and DGICB from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. An order of the Pennsylvania Insurance Department authorizes Donegal Mutual to acquire ownership of 100% of DGICB and up to 70% of DGICA.

The directors of Donegal Mutual are Scott A. Berlucchi, Dennis J. Bixenman, Kevin G. Burke, Michael K. Callahan, Frederick W. Dreher, Patricia A. Gilmartin, Philip H. Glatfelter, II, Cyril J. Greenya, Jack L. Hess, John E. Hiestand, Kevin M. Kraft, Sr. and Donald H. Nikolaus. A brief summary of the business experience of the directors of Donegal Mutual follows.

Mr. Berlucchi has been president and chief executive officer of Auburn Memorial Hospital, Auburn, New York, since 2007. From 2004 to 2007, he was president and chief executive officer of Elk Regional Health System. Mr. Berlucchi has been a director of Donegal Mutual since 2006.

Mr. Bixenman has been a director of Donegal Mutual since 2008. Mr. Bixenman retired in 2012 as a vice president and senior consultant at Williams & Company Consulting, Inc., an environmental and business consulting firm with its headquarters in Sioux City, Iowa.

Mr. Burke has served as executive vice president and chief operating officer of Donegal Mutual and DGI since 2014. Mr. Burke has also served as acting chief executive officer of DGI since August 29, 2014 pending the return of Mr. Nikolaus to full-time service as chief executive officer of DGI. Mr. Burke served as senior vice president, human resources of Donegal Mutual and DGI from 2005 to 2014. Prior thereto, Mr. Burke served as vice president, human resources, from 2001 to 2005. Mr. Burke has been a director of Donegal Mutual since 2014.

Mr. Callahan has been the chief executive officer of Benchmark Construction Company, Inc. for more than the past five years. He has been a director of Donegal Mutual since 2009.

Mr. Dreher joined the law firm of Duane Morris LLP in 1965 and has been a partner in that firm since 1971. Mr. Dreher has served as a director of Donegal Mutual since 1996, and as a director of Union Community Bank FSB (“UCB”) since May 2011 and as a director of its predecessor, Province Bank, FSB (“Province”), for 11 years prior thereto.

Mrs. Gilmartin was an employee of Associated Donegal Insurance Brokers from 1969 until her retirement in 2013. That agency has no affiliation with Donegal Mutual or DGI, except that Associated Donegal Insurance Brokers receives insurance commissions in the ordinary course of business from Donegal Mutual and DGI’s insurance subsidiaries in accordance with their standard commission schedules and agency contracts. Mrs. Gilmartin has been a director of Donegal Mutual since 1979 and a director of DGI since 1986.

Mr. Glatfelter retired in 1989 as a vice president of Meridian Bank, a position he held for more than five years prior to his retirement. Mr. Glatfelter has been a director of Donegal Mutual since 1981 and a director of DGI since 1986. Mr. Glatfelter was vice chairman of the board of directors of Donegal Mutual from 1991 to 2001 and currently serves as chairman of the board of directors of Donegal Mutual. Mr. Glatfelter served as chairman of the board of directors of DGI from 1986 to 2012. Mr. Glatfelter has served as a director of UCB since May 2011 and of UCB’s predecessor, Province, for 11 years prior thereto. Mr. Glatfelter also serves on the board of directors of Conestoga Title Insurance Company (“CTIC”), a subsidiary of Donegal Mutual.

Mr. Greenya has been senior vice president and chief underwriting officer of Donegal Mutual since 2005. Prior thereto, Mr. Greenya served as senior vice president, underwriting of Donegal Mutual from December 1997 to 2005; vice president, commercial underwriting of Donegal Mutual from 1992 until December 1997 and manager, commercial underwriting of Donegal Mutual from 1983 to 1992. Mr. Greenya has been a director of Donegal Mutual since 2006.

Mr. Hess has been a certified public accountant for more than 30 years. He became a partner in Hess & Hess, certified public accountants, in 1982 and was the managing partner of that firm from 1998 to 2010. Effective January 1, 2011, Hess & Hess merged with Bertz & Co. and operates under the name Bertz, Hess & Co., LLP. Mr. Hess has been a director of Donegal Mutual since 2009 and a director of DGI since 2011. Mr. Hess also serves on the board of directors of CTIC.

Mr. Hiestand has been a director of Donegal Mutual since 1983 and has been a self-employed provider of insurance administrative services for over 20 years. Mr. Hiestand served as a director of Central Savings and Loan Association (“Central”) in Columbia, Pennsylvania from 1982 to 1992. Mr. Hiestand has served as a director of Donegal Mutual since 1983.

Mr. Kraft has been the chief executive officer of Clyde W. Kraft Funeral Home, Columbia, Pennsylvania since 1995. Mr. Kraft is also registered as an insurance agent with the Pennsylvania Department of Insurance. Mr. Kraft served as a director of Central from 1980 to 1992. After Farmers First Bank acquired Central, Mr. Kraft served as a member of the regional board of Farmers First Bank. Mr. Kraft has been a director of Donegal Mutual since 2003, a director of DGI since 2009 and a director of UCB since May 2011. Mr. Kraft also currently serves on the board of directors of CTIC.

Mr. Nikolaus has been president and chief executive officer of Donegal Mutual since 1981 and a director of Donegal Mutual since 1972. Mr. Nikolaus has been president and chief executive officer of DGI since 1986 and chairman of the board of directors of DGI since April 2012. Mr. Nikolaus also serves on the board of directors of CTIC and as the chairman of the board or president of each of DGI’s subsidiaries. Mr. Nikolaus has also served as chairman of the board of directors of UCB since May 2011. Prior to the formation of Province in 2000, Mr. Nikolaus served as a director of several regional banks, including Central. Mr. Nikolaus has also served as chairman of the Insurance Federation of Pennsylvania. Mr. Nikolaus has been a partner in the law firm of Nikolaus & Hohenadel since 1972. Mr. Nikolaus also currently serves as an executive officer and director of several Lancaster County-based water utilities.

The executive officers of Donegal Mutual are Kevin G. Burke, Cyril J. Greenya, Jeffrey D. Miller, Donald H. Nikolaus, Sanjay Pandey, Robert G. Shenk and Daniel J. Wagner.

The biographical data of Mr. Burke is as stated above.

The biographical data of Mr. Greenya is as stated above.

Mr. Miller has been executive vice president and chief financial officer of Donegal Mutual and DGI since 2014. From 2005 through 2014, Mr. Miller served as senior vice president and chief financial officer of Donegal Mutual and DGI. Prior thereto, he served as vice president and controller of Donegal Mutual and DGI from 2000 to 2005 and as controller of Donegal Mutual and DGI from 1995 to 2000. Mr. Miller also serves on the board of directors of CTIC.

The biographical data of Mr. Nikolaus is as stated above.

Mr. Pandey has been senior vice president and chief information officer of Donegal Mutual since 2013. Prior thereto, he served as vice president and chief information officer of Donegal Mutual for more than the past five years.

Mr. Shenk has been senior vice president, claims of Donegal Mutual since December 1997. Prior thereto, he served as vice president, claims of Donegal Mutual from 1992 until December 1997 and as manager, casualty claims of Donegal Mutual from 1985 to 1992.

Mr. Wagner has been senior vice president and treasurer of Donegal Mutual and DGI since 2005. Prior thereto, he served as vice president and treasurer of Donegal Mutual from 2000 to 2005, as treasurer of Donegal Mutual and DGI from 1993 to 2000 and as controller of Donegal Mutual from 1988 to 1993. Mr. Wagner also serves on the board of directors of CTIC.

The board of directors of DGI consists of Scott A. Berlucchi, Robert S. Bolinger, Patricia A. Gilmartin, Philip H. Glatfelter, II, Jack L. Hess, Barry C. Huber, Kevin M. Kraft, Sr., Jon M. Mahan, S. Trezevant Moore, Jr., Donald H. Nikolaus and Richard D. Wampler, II.

The biographical data of Mr. Berlucchi, Mrs. Gilmartin, Mr. Glatfelter, Mr. Hess, Mr. Kraft and Mr. Nikolaus is as stated above.

Mr. Bolinger retired in 2001 as chief executive officer of Susquehanna Bancshares, Inc., a position he held from 1982 to 2001. From 2000 to 2002, Mr. Bolinger served as chairman of the board of directors of Susquehanna Bancshares, Inc.

Mr. Huber practiced for over 35 years as a certified public accountant with the Lancaster, Pennsylvania-based public accounting firm of Trout, Ebersole and Groff, LLP, for which he served as managing partner from 1998 to 2010. Mr. Huber retired from that firm in 2012. Mr. Huber served as a director of Union National Financial Corporation and its subsidiary, Union National Community Bank, from 2006 until 2011. Since DFSC acquired Union National Financial Corporation in 2011, Mr. Huber has served as a director and chairman of the audit committee of the board of directors of UCB, the successor to Union National Community Bank.

Mr. Mahan has been a managing director in the Investment Banking Division of Stifel Nicolaus & Company, Incorporated, or Stifel Nicolaus, and, previously, Legg Mason Wood Walker, Incorporated, prior to the acquisition of the Legg Mason Capital Markets Division by Stifel Nicolaus on December 1, 2005. Mr. Mahan joined Legg Mason in 1996 and served as a principal from 2001 to 2004. He has been a director of DGI since 2006.

Mr. Moore has served as executive vice president of FirstKey Mortgage, LLC, a subsidiary of Cerberus, since October 2014. Mr. Moore served as a managing director in the securities unit of the Royal Bank of Scotland from October 2012 to October 2014. From March 2010 to October 2012, Mr. Moore served as a senior vice president of Strategic Investment Group, of The Federal Home Loan Mortgage Corporation.

Mr. Wampler is a certified public accountant and was a principal of the accounting firm of Brown Schultz Sheridan & Fritz, a position Mr. Wampler held from 1998 until he retired in 2005. For 28 years prior thereto, Mr. Wampler was a partner in the accounting firm of KPMG LLP. Mr. Wampler has been a director of UCB since May 2011 and served as a director of its predecessor, Province, for 11 years prior thereto.

All of the executive officers and directors of Donegal Mutual and DGI are citizens of the United States of America. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been convicted in a criminal proceeding other than traffic violations and similar misdemeanors. Neither Donegal Mutual nor DGI nor any of their respective executive officers or directors has, during the last five years, been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

Donegal Mutual hereby supplements and amends Item 3 of its Schedule 13D/A so that, as supplemented and amended, Item 3 reads in its entirety as follows:

Donegal Mutual may from time to time purchase shares of DGICA and DGICB in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of any funds Donegal Mutual has historically used for this purpose has been Donegal Mutual’s available funds on hand, but it reserves the right to draw upon its available line of credit for this purpose in the future.

In February 2009, DGI’s board of directors authorized a share repurchase program pursuant to which DGI may repurchase up to 300,000 shares of DGICA at prices prevailing from time to time in the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. At December 31, 2014, DGI had the authority remaining to purchase 3,222 shares of DGICA under this share repurchase program.

In July 2013, DGI’s board of directors authorized a share repurchase program pursuant to which DGI has the authority to purchase up to 500,000 additional shares of DGICA at prices prevailing from time to time on the open market subject to the provisions of SEC Rule 10b-18 and in privately negotiated transactions. DGI has not purchased any shares of DGICA under this program since its adoption.

In April 2015, DMIC’s board of directors approved an offer by DMIC to purchase an aggregate of 420,072 shares of DGICA from the executive officers of DMIC and DGI. The shares of DGICA DMIC offered to purchase represent shares of DGICA such executive officers have the right to acquire upon the exercise of stock options that expire on July 15, 2015 at a price of $14.00 per share. As of the date of this Amendment No. 22, DMIC has purchased a total of 320,000 shares of DGICA from its executive officers pursuant to such offer.

As in a typical cashless option exercise transaction, the executive officers would first exercise the options and the exercise price would be paid to DGI with the proceeds from the concurrent sale of shares of DGICA to DMIC at a price per share that would represent the average of the closing price of shares of DGICA on the Nasdaq Global Select Market for the five trading days prior to the date the executive officer exercises his options.

Item 4.	Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A so that, as supplemented and amended, Item 4 reads in its entirety as follows:

DGI’s repurchase of shares of DGICA provides it with shares to use for compensation and other corporate purposes of DGI without diluting the majority ownership of DGI by Donegal Mutual. DMIC’s purchase of shares of DGICA helps assure Donegal Mutual’s continuing majority voting control of DGI. Donegal Mutual has no current plans or proposals with respect to DGI or its subsidiaries which relate to or would result in:

•	Donegal Mutual’s disposition of shares of DGICA of DGI or Donegal Mutual’s disposition of shares of DGICB of DGI;

•	an extraordinary corporate transaction such as a merger or reorganization of DGI or any of its subsidiaries;

•	a sale or transfer of a material amount of the assets of DGI or any of DGI’s subsidiaries;

•	any change in the current board of directors or management of DGI, including any plans or proposals to change the number of the members of DGI’s board of directors;

•	any material change in the capitalization of DGI as of March 31, 2015 or any material change in DGI’s current dividend policy and practices;

•	any material change in DGI’s business or corporate structures;

•	any change in DGI’s certificate of incorporation or by-laws or any other action that might impede an acquisition of control of DGI by a person other than Donegal Mutual as described in this Amendment No. 22;

•	causing a class of equity securities of DGI to be delisted from a national securities exchange or to cease to be authorized for quotation systems of a registered national securities association;

•	causing a class of equity securities of DGI to become eligible for termination of registration pursuant to Section 12(g)(4) of the 1934 Act; or

•	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Donegal Mutual hereby supplements and amends Item 5 so that, as supplemented and amended, Item 5 reads in its entirety as follows:

(a) At the close of business on May 11, 2015, the following persons and entity beneficially owned the number of shares of Class A common stock and Class B common stock set forth below opposite their respective names:

	Class A Common Stock		Class B Common Stock
Name of Individual or Identity of Group	Shares Beneficially Owned	Percent Owned	Shares Beneficially Owned	Percent Owned

Donegal Mutual Insurance Company 1195 River Road Marietta, PA 17547	8,075,953	36.8%	4,247,039	76.2%

Directors:

Donald H. Nikolaus(1)	887,244	4.0	186,375	3.3
Scott A. Berlucchi	34,822	—	—	—
Robert S. Bolinger	29,277	—	1,450	—
Patricia A. Gilmartin	28,896	—	—	—
Philip H. Glatfelter, II	44,022	—	3,276	—
Jack L. Hess	47,663	—	—	—
Barry C. Huber	10,167	—	—	—
Kevin M. Kraft, Sr.	38,903	—	—	—
Jon M. Mahan	36,155	—	—	—
S. Trezevant Moore, Jr.	34,822	—	1,000
Richard D. Wampler, II	37,159	—	—	—

	Class A Common Stock		Class B Common Stock
Name of Individual or Identity of Group	Shares Beneficially Owned	Percent Owned	Shares Beneficially Owned	Percent Owned

Executive Officers:

Kevin G. Burke	130,538	—	—	—
Cyril J. Greenya	186,026	—	820	—
Jeffrey D. Miller	161,008	—	582	—
Sanjay Pandey	60,276	—	—	—
Robert G. Shenk	169,499	—	—	—
Daniel J. Wagner	184,990	—	166	—

All directors and executive officers as a group (17 persons)(2)	2,121,467	9.1%	193,669	3.5%

(1)	Includes 179,037 shares of DGICA and 3,938 shares of DGICB that a family foundation and a family trust owned at May 11, 2015. Mr. Nikolaus is a trustee of both the family foundation and the family trust.
(2)	Includes currently exercisable stock options to purchase 31,667 shares of DGICA that each director we named above beneficially owns with the exception of Mr. Nikolaus, who holds stock options DGI granted to him as our chairman of the board and president, Mr. Bolinger and Mrs. Gilmartin, who hold currently exercisable options to purchase 21,667 shares of DGICA, and Mr. Huber, who holds currently exercisable stock options to purchase 5,800 shares of DGICA. DGI’s executive officers hold currently exercisable stock options to purchase shares of DGICA included in the table above as follows: Mr. Nikolaus, 408,333 shares; Mr. Burke, 130,000 shares; Mr. Greenya, 180,000 shares; Mr. Miller, 130,000 shares; Mr. Pandey, 60,072 shares; Mr. Shenk, 130,000 shares and Mr. Wagner, 130,000 shares.

(b) Each of the persons together with his or her spouse, as applicable, and have sole voting power and sole dispositive power over all of the shares described in Item 5(a).

To the knowledge of Donegal Mutual, none of the persons named in Item 5(a) has purchased or disposed of any shares of DGI Class A common stock or Class B common stock during the 60 days preceding May 11, 2015, except as follows:

Name of Individual or Identity of Group	Date of Purchase	DGICA Shares Purchased		Purchase Price($)	Amount Paid($)

Donegal Mutual Insurance Company 1195 River Road Marietta, Pennsylvania 17547	4/29/2015 4/30/2105	195,000 125,000		$15.448 15.418	$3,012,360 1,927,250

Donald H. Nikolaus	4/30/2015	125,000	(1)	14.00	1,750,000

Kevin G. Burke	4/29/2015	50,000	(1)	14.00	700,000
Jeffrey D. Miller	4/29/2015	55,000	(1)	14.00	770,000
Robert G. Shenk	4/29/2015	50,000	(1)	14.00	700,000
Daniel J. Wagner	4/29/2015	40,000	(1)	14.00	560,000

(1)	These shares were acquired upon exercise of employee stock options by Messrs. Nikolaus, Burke, Miller, Shenk and Wagner, each of whom sold those shares concurrently to Donegal Mutual on the respective dates of purchase as reported in the purchases listed in this table under “Donegal Mutual Insurance Company.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Dated: May 11, 2015